

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

September 23, 2009

Mr. Stanton C. Heintz
Chief Financial Officer
Carbiz Inc.
7115 16th Street East, Suite 105
Sarasota, FL 34243

> **Re:** **Carbiz Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed April 24, 2009**
> **Form 10-Q for the Quarterly Period Ended July 31, 2009**
> **Filed September 10, 2009**
> **File No. 000-52209**

Dear Mr. Heintz:

　　　　We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2009

General

1.   The following comments should be considered by you to the extent applicable to the disclosures within your Forms 10-Q.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Policies, page 21

2.   We note from your disclosure on page F-15 that the fair value of repossessed vehicles represents a small portion of the gross notes receivable written off. Further your ratio of net charge-offs during each period to average loans outstanding appears to have increased from 54 percent for the year ended January 31, 2008 to 69 percent for the year ended January 31, 2009.   Please expand your disclosure to provide more insight into the accuracy of your estimates to actual experience and if in fact, the successful rates of repossessing vehicles were low and if that trend would continue. Refer to SEC Release No. 33-8350.

Consolidated Statement of Operations, page F-3

3.   Please tell us where you have classified depreciation and amortization expense. In this regard, if cost of sales excludes depreciation, please revise the face of your statement of operations, and elsewhere as necessary, to conform with the guidance under SAB Topic 11B.

4.   Please revise or advise us of your basis for classifying the gain on sale of software operations as other income (expense). Generally, gains or losses arising from the disposition of long-lived assets are reported as a component of operating income unless it is a part of a component of a business qualifying for discontinued operations presentation. Please include in your response the factors you considered in determining that the gain on sale of your software operations did not qualify for discontinued operations presentation. Refer to SFAS 144, paragraphs 45 and 47.

5.   You present the impairment of goodwill, loss on disposal of assets, gain (loss) on derivative financial instruments and extinguishment of debt within the Other Income (Expense) caption of your statement of operations. We believe these items should be presented before loss from operating given their nature. As we note other amounts in that section relate to non-operating items, please tell us why you

consider the present classification of the operating amounts appropriate or revise. Please refer to SAB Topic 5P.3 on classifying charges when utilizing a classified or "two-step" income statement format.

Description of Business and Summary of Accounting Policies, page F-6

Cash and cash equivalents, page F-6

6.   We note you have $935,875 deposited in banks whereas cash and cash equivalents on the face of your balance sheet is $674,624. Please advise and expand your disclosure to clarify the nature of the items comprising the difference between the amount deposited in banks and your cash and cash equivalents.

Reclassifications, page F-12

7.   We note your reclassifications of various amounts among various equity accounts in fiscal year 2009 and 2008 to correct these balances. Tell us and disclose the nature of facts and circumstances behind these reclassifications. In fiscal year 2009 and 2008, tell us the credit entry when recording the reduction to common shares in view of the apparent offset not reflected within equity.

Note 6. Notes Payable, page F-16

8.   Please disclose the weighted average interest rate of the short term borrowings. Refer to FRR 203.

Note 7. Convertible Debentures. Page F-17

9.   Please revise to disclose the pertinent terms of the convertible debentures including the terms for conversion. Further, please advise us of the authoritative accounting literature relied upon and your consideration of SFAS 133 and EITF 00-19 in determining the appropriate accounting for your derivative liabilities.

Note 10. New Loan Agreement – Dealer Services Corporation, page F-19

10.   Please explain how you determined the appropriate measurement date for warrants issued to DSC. We note you measured the fair value of the common stock based on the share price in late December 2008 and early January 2009 when you began negotiating the terms of the New Loan Agreement. Further please explain the basis for the discrepancy in exercise price for the additional 750,000 warrants. Refer to EITF 96-18.

11.   Please expand your disclosure to describe in greater detail the inputs and
        information used to develop the inputs for your Level 3 fair value measurements.
        We note your fair value information disclosed on pages F-9 and F-10. Refer to
        SFAS 157, paragraph 33.c.

Note 11. Derivative Liabilities, page F-21

12.   Tell us and disclose your GAAP basis in recording the 2004 warrants as liabilities
        rather than equity.

Note 18. Segment Information, page F-27

13.   Please revise to reconcile the reportable segments' measure of profit (loss) to the
        entity's consolidated income before income taxes as required by SFAS 131,
        paragraph 32.

Note 21. Subsequent Events – Unaudited, page F-28

14.   We note your disclosure of several significant events and transactions occurring
        subsequent to your balance sheet date. In this regard, it is not evident that your
        auditors' assumed responsibility for reviewing transactions and events occurring
        after the balance sheet date through the date of their report on April 24, 2009.
        Please advise us or revise to remove "unaudited." See AU sec. 560, Subsequent
        Events and AU sec. 530, Dating of Independent Auditors' Report.

15.   Please remove your pro forma financial information here and instead present them
        in other sections outside your financial statements and footnotes in the filing. In
        addition, if you choose to provide pro forma financial information giving effect to
        certain transactions, please revise to specify the specific transactions in an
        introductory paragraph to the pro forma statement instead of referring a reader to
        numerous notes within the financial statements. Further the description of each
        footnote to the pro forma financial statement should be expanded to clearly
        explain the specific assumptions involved. For example, in footnote (1) disclose
        the number of warrants exercised and the specific debt transaction; and, footnote
        (2) disclose the total amount of notes receivable converted, the lease payments
        total, the residual value, unearned interest income, allowance for bad debt and the
        net impact of the conversion to equity. Where you have reflected net adjustments
        on the face of the statement, the gross amounts should be disclosed in your
        footnotes.

Form 10-Q for the Quarterly Period Ended July 31, 2009

Note 4. Credit Facilities
Dealer Services Corporation, page 12

16.   Please disclose how you recognized the warrants issued to DSC and determined
        the fair value.

Note 5. Convertible Debentures, page 12

17.   Please revise to include a table showing how you calculated the gain on the
        Trafalgar debt modification of $8,780,189.

18.   Please explain to us in detail why the modification of the Trafalgar debt would not
        qualify for trouble debt restructuring under the guidance of SFAS 15 instead of
        debt extinguishment under EITF 96-19. Provide your analysis in your response.
        We may have further comment.

Note 6. Stockholders' Equity, page 16

19.   Given the significant number of warrants issued and exercised during the interim
        period, please revise to include a table showing the warrant activity for the six
        months ended July 31, 2009 including those you account for as equity as well as
        those you account for as liabilities.

20.   In addition, explain to us and disclose how you determine whether the warrants
        issued should be classified as liabilities or within equity. Provide your analysis
        with respect to each individual issuance in your response. Refer to EITF 00-19.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23

Critical Accounting Policies, page 24

Lease transactions, page 24

21.   Please expand to include a discussion of the estimated residual values and the
        impact to the financial statements in the event your reviews indicate an other than
        temporary decline in value has occurred.   Reference is made to SFAS 13,
        paragraph 17.

22.   Tell us and disclose how you select the note receivables to be converted into direct financing leases. In that regard, disclose the credit quality of the note receivables converted versus those that remained as part of your note receivables portfolio.

Transfer of Financial Assets, page 24

23.   Please revise to disclose the aggregate amount of gains or losses on sales of the notes receivable, how much of the note receivable portfolio was sold and revise your cash flow statement to reflect the sale, as appropriate. Refer to SOP 01-6, paragraph 13.

Note 1. Basis of Preparation and Summary of Accounting Policies, page 5
Allowance for credit losses and concentration of credit risk

24.   Refer to the third paragraph. We note your disclosure that you maintain an allowance for credit losses on an aggregate basis for the notes and lease receivable portfolios. Given the apparent different lease and loan terms and features, explain to us why it is appropriate to assess allowance for credit losses on an aggregate basis.

Net Income per share

25.   We note the adjustments of $(4,191,458) and $766,707 made in arriving at adjusted net income for net income per common share calculations. In that regard, advise us and disclose the nature of these adjustments and what the adjusted net income represents and how your calculations comply with the guidance under SFAS 128.

Note 3. Accounts Receivable, Notes Receivable and Net Investment in Direct Financing and Sales-Type Leases, page 10

26.   Please clarify to us how you determined the average effective interest rate paid of 16.24% given the effective interest rate of approximately 21.94% on the DSC debt and internal rate of return to Trafalgar of 20% on the debentures. Revise your disclosure if appropriate.

Note 8. Star Financial Portfolio Acquisition, page 20

27.   Please provide us your analysis of the factors considered in determining the acquisition of substantially all of the assets of Star Financial Services was not the acquisition of a business. Refer to SFAS 141R. We may have further comment.

28.   Explain your accounting to expense the transaction costs of $637,000 as shown in the condensed consolidated statements of operations given you considered it an asset acquisition rather than a business acquisition.

29.   We note your disclosure that the total consideration to Star consists of $8,154,000 in cash and $757,000 in assumption of Star's related party debt. The total purchase price includes an allocation to prepaid interest of $2,070,582. Since Star is not the party financing your acquisition, we are unclear as to your GAAP basis in treating part of your payments to Star as prepaid interest. Please explain.

30.   We note your Form 8-K filed June 17, 2009 discloses the consideration paid to Star consisted of the assumption of $8,153,665 in debt due to Wells Fargo Preferred Capital, Inc. and $2,067,534 in debt to certain subordinated creditors. Please advise and revise as appropriate to reconcile the discrepancy in assumption of debt as disclosed in the Form 8-K to that disclosed here.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

                                        Sincerely,

                                        Andrew Mew
                                        Accounting Branch Chief